UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Capital Senior Living Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

140475203

(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700

New York, NY 10022

(917) 595-5010

Steve Wolosky, Esq.

Kenneth Mantel, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		277,423
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

277,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		277,423
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

277,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		277,423
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

277,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 140475203

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 25, 2021 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 filed on June 9, 2021 (“Amendment No. 1”), Amendment No. 2 filed on August 9, 2021 (“Amendment No. 2”), and Amendment No. 3 filed on August 12, 2021 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

This Amendment No. 4 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (iii) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea and OA, the “Reporting Persons”).

Since the date of Amendment No. 3, OA delivered an open letter to the Issuer’s stockholders and issued a related press release, and released a detailed presentation regarding its opposition to the Issuer’s proposed financing transactions and issued a related press release. This Amendment No. 4 is being filed to amend Item 4 of the Schedule 13D to reflect those developments. Except as amended hereby, all statements and disclosures in the Schedule 13D remain accurate as of the date of this Amendment No. 4.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 13, 2021, OA delivered an open letter to the Issuer’s stockholders reiterating its strong opposition to the Issuer’s proposed transactions with Conversant Capital LLC and urging stockholders to vote AGAINST the Issuer’s proposals at its upcoming special meeting of stockholders. As further detailed in the letter, OA disagrees with the Board’s claim that the proposed transactions are “the only viable path forward” for the Issuer. OA believes that there are more affordable and equitable financing options that would better serve the interests of the Issuer and its stockholders. Further, OA stated that it is prepared to participate as a backstop and subscribe well beyond its pro rata stockholdings in a new equity rights offering, provided that the offering is decoupled from the proposed transactions. OA issued a press release including the full text of the letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 15, 2021, OA released a detailed presentation regarding its opposition to the Issuer’s proposed financing transactions and issued a related press release. The presentation sets out OA’s views and analysis with respect to the proposed transactions, the Issuer’s prospects and potential alternative pathways for the Issuer. Copies of the presentation and the related press release are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description of Exhibits
99.1	Press Release, dated September 13, 2021
99.2	Presentation
99.3	Press Release, dated September 15, 2021

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CUSIP No. 140475203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2021	PANGAEA VENTURES, L.P.

	By:	Ortelius Advisors GP I, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: September 15, 2021	ORTELIUS ADVISORS, L.P.

	By:	Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: September 15, 2021	/s/ Peter DeSorcy
Peter DeSorcy

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